Paul Hastings LLP

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San Francisco, CA 94105-3441

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www.paulhastings.com

June 24, 2013

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Metropolitan West Funds – File Nos. 333-18737 and 811-07989
Floating Rate Income Fund

Ladies and Gentlemen:

On behalf of Metropolitan West Funds (the “Registrant”), we hereby respond to the oral comments provided on May 29, 2013 by Mr. Kieran Brown of the Commission’s staff with respect to the Registrant’s Post-Effective Amendment No. 43 filed on April 12, 2013, which included proposed disclosure for a new series of the Registrant, the Floating Rate Income Fund (the “Fund”). Changes to the Registrant’s disclosure in response to those comments are reflected in the Registrant’s Post-Effective Amendment No. 44 filed on June 24, 2013.

As a preliminary matter, the Tandy representations are provided at the end of this letter.

The Commission’s comments are repeated below and are organized in the same fashion as presented by Mr. Brown. Page number references in the comments are to the relevant documents in Post-Effective Amendment No. 43. Conforming changes have been made to prospectuses filed by the Registrant with respect to both share classes.

1.	Comment: On page 3, under the “Principal Investment Strategies” section, please replace the phrase “investments will generally produce” with more specific language, such as “we believe investments will produce,” or “we expect investments to produce.”

Response: Comment accepted. The phrase has been replaced with more specific language.

2.	Comment: In the first paragraph on page 4, please specify that the market value rather than the notional value of written credit derivatives counts toward the 80% test.

Response: Comment accepted. The disclosure has been revised to specify that only the market value counts toward the 80% test.

3.      Comment: On page 4, with respect the derivatives in which the Fund may invest, please supplementally confirm that the provided list is complete.

Response: The Registrant has confirmed that the disclosed list of derivatives represents all the derivatives expected to be used by the Fund.

Securities and Exchange Commission

June 24, 2013

4.      Comment: On page 4, in the last paragraph of the Principal Investment Strategies Section, please provide more explanation related to the relevance of the exposure of portfolio managers to material non-public information. Please also move that disclosure to the Principal Risks section.

Response: Comment accepted. The paragraph has been expanded, explaining that the portfolio managers in some cases will avoid access to material private information about potential investments that is available to other investors in order to retain the managers’ ability to trade securities. This issue is inherent with respect to bank loans and certain other types of investments held in floating rate mutual funds, and it reflects the constraints on portfolio managers in order to remain in compliance with laws related to insider trading. That disclosure also has been moved to the risk section of the statutory prospectus rather than the prospectus summary.

5.	Comment: On page 4, the “Issuer/Credit Risk” section creates the impression that only high yield securities pose these risks. Please explain the additional risks of high yield securities separately.

Response: Comment accepted. The additional risks of high yield securities have been disclosed separately from the regular credit risk of bond investments.

6.	Comment: On page 5, the “Distressed Investment Risks” section does not appear to comport with the Fund’s objective of maximizing income. Please reconcile this apparent conflict.

Response: Comment accepted. The Fund does not expect to purchase any securities that would be considered to be in distress at the time of investment, but some securities it will purchase have the risk of becoming distressed securities. For that reason, this concern would represent a principal risk. The Registrant will revise the disclosure to clarify that the risk relates to securities that become distressed after purchase.

7.	Comment: On page 5, in the “Leverage Risk” section, please explain what is meant by the term “cover.”

Response: Comment accepted. That disclosure has been revised to explain the use of the term “cover.”

8.	Comment: On page 6, in the “Payments to Broker-Dealers and Other Financial Intermediaries” section, please supplementally confirm that no parties other than the Fund or the adviser may make payments.

Response: Comment accepted. That statement has been confirmed, but the disclosure has been clarified to note that the payments may be made through the principal underwriter for the Fund’s shares.

9.	Comment: On page 6, in the “Payments to Broker-Dealers and Other Financial Intermediaries” section, the second sentence, beginning “Shareholders who purchase,” is largely redundant to other disclosure and should be deleted.

Securities and Exchange Commission

June 24, 2013

Response: Comment accepted. The sentence has been deleted.

10.	Comment: On page 7, in the fifth paragraph under “Principal Investment Strategies,” please note that when the Fund enters into swap agreements, it must segregate assets according to interpretive guidance previously issued by the Commission’s staff. Please also be aware that the Commission’s staff may issue further swap agreement guidance, based on its recent concept release, that could affect the Fund’s use of these instruments.

Response: Comment acknowledged and accepted. Disclosure has been added related to the required segregation of liquid assets.

11.	Comment: On page 9, in the middle of the first paragraph under the “Risks of Using Derivatives” section, in the sentence beginning “The Fund’s use of derivative instruments,” please change the phrase “or possibly greater than” to “and possibly greater than.”

Response: Comment accepted. The disclosure has been revised as requested.

12.	Comment: On page 9, the last sentence of the “Risks of Using Certain Derivatives” section discusses the possibility of the Fund’s limiting the notional value of futures contracts to a level below the net assets of the Fund. If no such lower limit has been specified, please delete that part of the sentence.

Response: Comment accepted. Because no lower amount has been specified, the phrase has been deleted.

13.	Comment: On page 11, under “Risks of Frequent Purchases and Redemptions of Fund Shares,” please explain time zone arbitrage in plain English.

Response: Comment accepted. The disclosure has been revised to explain time zone arbitrage in plain English.

14.	Comment: On page 12, it is not clear how the Fund will comply with Rule 22c-2 if trading activities through omnibus accounts cannot be detected. Please instead explain that there is a detection system in place but that perfect detection cannot be guaranteed, which creates risk.

Response: Comment accepted. The disclosure has been revised as requested.

15.	Comment: On page 13, under “The Adviser,” please disclose how long the adviser has been in business.

Response: Comment accepted. The disclosure has been revised as requested.

16.	Comment: On page 13, under “The Adviser,” please describe the role of each portfolio manager on the team managing this Fund. On page 13, under “Portfolio Managers,” please also include the position that Jerry Cudzil held before May 2010

Securities and Exchange Commission

June 24, 2013

because portfolio managers’ work experience for the past five years must be disclosed.

Response: Comment accepted. The disclosure has been revised as requested.

17.	Comment: On page 13, under “Management Fees and Other Expenses,” please clarify that the Fund cannot exceed the applicable expense limit during the recoupment period. Please also disclose the possible recoupment of waived or reduced fees and expenses in a footnote to the expense table in the prospectus summary.

Response: Comment accepted. The disclosure has been revised accordingly.

18.	Comment: In the Statement of Additional Information (the “SAI”), on page 2 with respect to investment policy no. 1, please explain that the Fund must look through any affiliated funds in which the Fund invests for purposes of complying with the industry concentration limit.

Response: Comment accepted. Disclosure has been added to that effect after the enumerated list of investment policies.

19.	Comment: In the SAI, on page 4 where the list of possible investments appears, please confirm that all the derivatives in which the Fund is likely to invest are listed, and that the SAI contains all the material corresponding risks.

Response: Comment accepted. That information and disclosure has been confirmed with the Registrant.

20.	Comment: In the SAI, on page 5, given the stated ability of the Fund to invest a significant portion of its assets in other funds such as ETFs, please confirm that the acquired fund fees and expenses or AFFE in the expense table in the prospectus summary is accurate.

Response: Comment accepted. The Registrant has confirmed that no separate AFFE expenses need to be disclosed based on the Fund’s expected portfolio.

21.	Comment: In the SAI, on page 40 where the determination of the portfolio managers’ compensation is discussed, please add more specific disclosure about the extent to which performance against the Fund’s benchmark is considered, the relevant time periods, and whether the performance considered is pre-tax or after tax.

Response: Comment accepted. Disclosure has been added to address those items.

22.	Comment: In the SAI, on page 42, please disclose whether trading standstill agreements are used when portfolio holdings are disclosed before they become publicly available.

Response: Comment accepted. Disclosure has been added to address that point.

Securities and Exchange Commission

June 24, 2013

23.	Comment: In the SAI, on page 43, under “Administration and Accounting Services” please explain that the calculation of the fee is based on net asset value. Please explain that the Underwriter’s obligation to distribute shares is on a best efforts basis. Please also disclose the benefits and types of activities funded by the Rule 12b-1 plan.

Response: Comment accepted. Disclosure has been revised accordingly.

24.	Comment: In the SAI, on page 48, under “Further Information about the Trust,” please address how shares would be voted and the related disclosure items under Item 22.

Response: Comment accepted. Disclosure has been added as requested.

*    *    *    *    *

We also hereby provide the following statements on behalf of the Registrant:

—	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
—	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
—	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL, HASTINGS LLP

cc: Metropolitan West Asset Management, LLC